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March 27, 2000



Board of Directors
Schlotzsky's, Inc.


As stated in Note 1 to the consolidated financial statements of Schlotzsky's, Inc. and Subsidiaries (the "Company") for the year ended December 31, 1999, the company changed its accounting policy for recognition of developer fees from recognizing such fees at inception of the contract to recognizing fees on a straight-line basis over the term of the actual or expected development schedule within developer contracts. Management believes the newly adopted accounting principle is preferable in the circumstances because the new revenue recognition policy results in a better matching of revenues and obligations related to such revenues. At your request, we have reviewed and discussed with management the circumstances, business judgment, and planning that formed the basis for making this change in accounting principle.

It should be recognized that professional standards have not been established for selecting among alternative principles that exist in this area or for evaluating the preferability of alternative accounting principles. Accordingly, we are furnishing this letter solely for purposes of the Company's compliance with the requirements of the Securities and Exchange commission, and it should not be used or relied on for any other purpose.

Based on our review and discussion, we concur with management's judgement that the newly adopted accounting principle is preferable in the circumstances. In formulating this position, we are relying on management's business planning and judgment, which we do not find unreasonable.


Very truly yours,


Grant Thornton, LLP